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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.  Name and Address of Reporting Person

    Everest Capital Limited
    The Bank of Butterfield Building
    65 Front Street
    6th Floor
    Hamilton HM JX, Bermuda

2.  Date of Event Requiring Statement (Month/Day/Year)

    June 16, 1998

3.  IRS Number of Reporting Person
    (Voluntary)

4.  Issuer Name and Ticker or Trading Symbol

    CD Radio Inc.
    CDRD

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other
    (specify below)

6.  If Amendment, Date of Original (Month/Day/Year)

7.  Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person


     Table I -- Non-Derivative Securities Beneficially Owned




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1. Title of Security 2. Amount of    3. Ownership     4. Nature of Indirect
                        Securities      Form:            Beneficial Ownership
                        Beneficially    Direct(D) or
                        Owned           Indirect(I)



                    NO COMMON STOCK OWNED AT PRESENT TIME


            Table II -- Derivative Securities Beneficially Owned

1.Title of     2.Date Exer-    3.Title and Amount     4. Conver-      5. Ownership     6. Nature of
  Derivative     cisable and     of Securities           sion or         Form of          Indirect
  Security       Expiration      Underlying              Exercise        Derivative       Beneficial
                 Date            Derivative Security     Price of        Security:
                 Ownership
                 (Month/Day/      ---------------        Deri-           Direct(D) or
                 Year)           Title   Amount or       vative          Indirect (I)
               ---------------           Number of       Security
               Date    Expira-           Shares
               Exer-   tion
               cisable Date

  Series C        6/15/97                 Common       3,216,922       $18.00*+        (I)
  Convertible                             Stock
  Preferred

  Warrants        6/15/98    6/15/05      Common       1,740,000       $50.00+         (I)
                                          Stock



* Subject to adjustment in accordance with the Offer to Exchange the 5% Delayed Convertible Preferred Stock for the 10 1/2% Series C Convertible Preferred Stock of CD Radio, Inc. dated October 16, 1997. No subsequent filings will be made to reflect adjustments in the conversion price.

+ The Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.



Explanation of Responses:
SIGNATURE OF REPORTING PERSON
Everest Capital Limited


                                2



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By: /s/ Malcolm Stott
    ___________________________
       Malcolm Stott,
       Chief Financial Officer

DATE:   June 22, 1998















































                                3



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                      CONFIRMING STATEMENT

         This Statement confirms that the undersigned, Everest Capital Master Fund, L.P., has authorized and designated Everest Capital Limited to execute and file on the undersigned's behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Ponder Industries Inc. The authority of Everest Capital Limited under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to the undersigned's ownership of or transactions in securities of Ponder Industries Inc. unless earlier revoked in writing. The undersigned acknowledges that Everest Capital Limited is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Date:  June 22, 1998

                    Everest Capital Master Fund, L.P.

                    By: Everest Capital Limited, General Partner

                    /s/ Malcolm Stott
                    By: Malcolm Stott
                    Title: Chief Financial Officer


























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

                     Joint Filer Information


Name:                   Everest Capital Master Fund, L.P.

Address:                c/o Everest Capital Limited
                        The Bank of Butterfield Building
                        65 Front Street
                        6th Floor
                        Hamilton HM JX, Bermuda

Designated Filer:       Everest Capital Limited

Issuer & Ticker
  Symbol:               CD Radio Inc.
                        (CDRD)

Date of Event
  Requiring Statement:  June 16, 1998

Signature:
                        Everest Capital Master Fund, L.P.

                             By: Everest Capital Limited, General
                             Partner

                             /s/ Malcolm Stott
                             By: Malcolm Stott
                             Title: Chief Financial Officer
























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